SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2014

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On February 20, 2014, the board of Directors of Korea Electric Power Corporation (“KEPCO”) resolved to pay dividends in the aggregate amount of KRW 62,303,408,200 for the fiscal year 2013 to KEPCO’s shareholders who were registered in the shareholders registry as of December 31, 2013 as set forth below, subject to the approval at KEPCO’s annual general meeting of shareholders currently scheduled to be held on March 28, 2014.

Dividend Payment for fiscal year 2013

Fiscal year	2013
Dividend per share	100 KRW
Aggregate dividend amount	62,303,408,200 KRW
Market value dividend ratio*	0.3%

*	Represents the percentage ratio of dividend per share, as divided by the arithmetic average of the closing prices of a KEPCO share during the one-week period immediately preceding the second trading day immediately preceding the date on which KEPCO’s shareholders registry was most recently closed.

The aggregate dividend amount does not include the dividend paid on 18,929,995 treasury stocks.

Pursuant to Article 464-2 of the Commercial Law, dividends are scheduled to be paid within one month from the day the annual general meeting of shareholders will be held.

Details are subject to approval at KEPCO’s general meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ko, Weon-Gun
Name:	Ko, Weon-Gun
Title:	Vice President

Date: February 20, 2014